Exhibit 99.1

Jaguar Mining Provides Update on Strategic Review Process

CONCORD, NH, Jan. 11, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) is pleased to provide the following update regarding the previously announced strategic review process, which was initiated by the Board of Directors on November 16, 2011.

At the direction of the Special Committee*, JP Morgan Securities LLC has held various discussions with potentially interested parties to solicit their interest regarding a potential change of control or merger transaction with the Company. As a result of such discussions, several parties have been identified and have executed confidentiality agreements. These parties have access to due diligence materials and are continuing to conduct their evaluations of the Company.

There can be no assurance that this strategic review process will result in Jaguar entering into or consummating any change of control or merger transaction.

The Board will provide further updates to shareholders as circumstances warrant.

*The Special Committee was appointed by the Board and is chaired by Gil Clausen and is comprised of Mr. Clausen, Gary German and John Andrews, all independent directors of the Company.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão. Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

%CIK: 0001333849

For further information:

Investors and Analysts may contact:
Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:
Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:05e 11-JAN-12